SharkNinja Reports Fourth Quarter and Full Year 2024 Results

Provides Fiscal Year 2025 Outlook

NEEDHAM, Massachusetts, February 13, 2025 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the fourth quarter and year ended December 31, 2024.

Highlights for the Fourth Quarter 2024 as compared to the Fourth Quarter 2023

•Net sales increased 29.7% to $1,787.2 million.
•Gross margin and Adjusted Gross Margin increased 180 and 40 basis points, respectively.
•Operating income increased 103.6% to $205.1 million. Adjusted Operating Income increased 28.1% to $256.5 million.
•Net income increased 161.0% to $128.7 million. Adjusted Net Income increased 49.6% to $197.6 million.
•Adjusted EBITDA increased 32.5% to $290.5 million, or 16.3% of Adjusted Net Sales.

Highlights for the Year Ended 2024 as compared to the Year Ended 2023

•Net sales increased 30.0% to $5,528.6 million and Adjusted Net Sales increased 32.4% to $5,528.6 million.
•Gross margin and Adjusted Gross Margin increased 320 and 220 basis points, respectively.
•Operating income increased 72.4% to $644.2 million. Adjusted Operating Income increased 31.5% to $839.5 million.
•Net income increased 162.6% to $438.7 million. Adjusted Net Income increased 37.2% to $616.2 million.
•Adjusted EBITDA increased 32.2% to $951.1 million, or 17.2% of Adjusted Net Sales.

Mark Barrocas, Chief Executive Officer, commented, “SharkNinja delivered exceptional performance throughout 2024, capping off our strongest year to date with outstanding fourth quarter results. Our proven three-pillar growth strategy continues to drive market share gains across our expanding product portfolio, fuel category expansion, and accelerate our global presence. The remarkable execution by our teams, combined with our robust innovation pipeline and deep consumer insights, has strengthened our competitive position in our large and growing addressable market. As we enter 2025, we are energized by the tremendous opportunities ahead and remain confident in our ability to scale our brands globally while delivering innovative solutions that delight consumers. Our strong momentum and proven playbook position us to drive sustainable, profitable growth and long-term value creation for our stakeholders.”

Three Months Ended December 31, 2024

Net sales increased 29.7% to $1,787.2 million, compared to $1,377.5 million during the same period last year, or 28.5% on a constant currency basis. The increase in net sales resulted from growth across all four product categories, led by Food Preparation Appliances which grew nearly 90%.

•Cleaning Appliances net sales increased by $106.5 million, or 19.7%, to $648.0 million, compared to $541.5 million in the prior year quarter, driven by the carpet extractor, hard floor, and cordless vacuums sub-categories.

•Cooking and Beverage Appliances net sales increased by $94.7 million, or 18.8%, to $597.3 million, compared to $502.6 million in the prior year quarter, driven by growth in Europe and the continued momentum within heated cooking.

•Food Preparation Appliances net sales increased by $161.0 million, or 89.0%, to $342.0 million, compared to $180.9 million in the prior year quarter, driven by strong sales of our ice cream makers and frozen drink appliances.

•Beauty and Home Environment Appliances net sales increased by $47.4 million, or 31.1%, to $199.9 million, compared to $152.5 million in the prior year quarter, primarily driven by strength of haircare products and air purifiers.

Gross profit increased 34.8% to $839.5 million, or 47.0% of net sales, compared to $622.9 million, or 45.2% of net sales, in the fourth quarter of 2023. Adjusted Gross Profit increased 30.9% to $854.7 million, or 47.8% of net sales, compared to $652.7 million, or 47.4% of net sales in the fourth quarter of 2023. The increase in gross margin and Adjusted Gross Margin of 180 and 40 basis points, respectively, was derived from optimizations within our supply chain and sourcing and costing strategy, partially offset by the impacts of tariffs and geographical mix.

Research and development expenses increased 25.9% to $86.8 million, or 4.9% of net sales, compared to $69.0 million, or 5.0% of net sales, in the prior year quarter. This increase was primarily driven by incremental personnel-related expenses of $10.6 million due to increased headcount to support new product categories and new market expansion and an increase in depreciation and amortization expense of $3.4 million.

Sales and marketing expenses increased 28.8% to $424.6 million, or 23.8% of net sales, compared to $329.6 million, or 23.9% of net sales, in the fourth quarter of 2023. This increase was primarily attributable to an increase of $48.6 million in advertising-related expenses, an increase of $34.6 million in delivery and distribution costs driven by higher volumes, particularly in our direct-to-consumer (“DTC”) business, and an increase of $6.2 million in personnel-related expenses to support new product launches and expansion into new markets.

General and administrative expenses decreased 0.5% to $123.0 million, or 6.9% of net sales, compared to $123.6 million, or 9.0% of net sales in the prior year quarter. This decrease was primarily driven by a litigation recovery in the current quarter of $20.0 million and transaction costs incurred in the prior year quarter related to the separation and distribution from JS Global and secondary offering transactions of $3.2 million. The decrease was offset by an increase of $7.6 million in legal fees, an increase of $6.1 million in technology support costs and an increase of $3.6 million in credit card processing and merchant fees.

Operating income increased 103.6% to $205.1 million, or 11.5% of net sales, compared to $100.8 million, or 7.3% of net sales, during the prior year. Adjusted Operating Income increased 28.1% to $256.5 million, or 14.4% of net sales, compared to $200.2 million, or 14.5% of net sales, in 2023.

Net income increased 161.0% to $128.7 million, or 7.2% of net sales, compared to $49.3 million, or 3.6% of net sales, in the prior year. Net income per diluted share increased 160.0% to $0.91, compared to $0.35 in the prior year.

Adjusted Net Income increased 49.6% to $197.6 million, or 11.1% of net sales, compared to $132.1 million, or 9.6% of net sales, in the prior year. Adjusted Net Income per diluted share increased 48.3% to $1.40, compared to $0.94 in the prior year.

Adjusted EBITDA increased 32.5% to $290.5 million, or 16.3% of net sales, compared to $219.3 million, or 15.9% of net sales in the prior year.

Year Ended December 31, 2024

Net sales increased 30.0% to $5,528.6 million, compared to $4,253.7 million during the prior year. Adjusted Net Sales increased 32.4% to $5,528.6 million, compared to $4,176.2 million during the prior year, or 31.3% on a constant currency basis. The increase in net sales resulted from growth across all four product categories, led by Food Preparation Appliances which grew over 80%.

•Cleaning Appliances net sales increased by $244.0 million, or 13.4%, to $2,063.5 million, compared to $1,819.5 million in the prior year. Adjusted Net Sales of Cleaning Appliances increased by $293.4 million, or 16.6%, from $1,770.1 million to $2,063.5 million, driven by the carpet extractor, hard floor, and cordless vacuums sub-categories.

•Cooking and Beverage Appliances net sales increased by $276.0 million, or 19.1%, to $1,717.7 million, compared to $1,441.6 million in the prior year. Adjusted Net Sales of Cooking and Beverage Appliances increased by $282.2 million, or 19.7%, from $1,435.5 million to $1,717.7 million, driven by growth in Europe. Global growth was supported by the success of the outdoor grill and outdoor oven across both the US and European markets.

•Food Preparation Appliances net sales increased by $525.1 million, or 80.3%, to $1,178.7 million, compared to $653.6 million in the prior year. Adjusted Net Sales of Food Preparation Appliances increased by $533.4 million, or 82.7%, from $645.3 million to $1,178.7 million, driven by strong sales of our ice cream makers and compact blenders, specifically our portable blenders, as well as the launch of our frozen drink appliances.

•Beauty and Home Environment Appliances net sales increased by $229.7 million, or 67.8%, to $568.7 million, compared to $339.0 million in the prior year. Adjusted Net Sales of Beauty and Home Environment Appliances increased by $243.4 million, or 74.8%, from $325.3 million to $568.7 million, driven by continued strength of haircare products, our FlexBreeze fans, and air purifiers.

Gross profit increased 39.5% to $2,662.0 million, or 48.1% of net sales, compared to $1,907.9 million, or 44.9% of net sales, in 2023. Adjusted Gross Profit increased 38.6% to $2,715.1 million, or 49.1% of Adjusted Net Sales, compared to $1,958.6 million, or 46.9% of Adjusted Net Sales, in 2023. The increase in gross margin and Adjusted Gross Margin of 320 and 220 basis points, respectively, was driven by optimizations within our supply chain, sourcing and costing strategy, regional expansion, and foreign exchange benefit, as well as a reduction in the contractual sourcing service fee paid to JS Global for supply chain services.

Research and development expenses increased 36.9% to $341.3 million, or 6.2% of net sales, compared to $249.4 million, or 5.9% of net sales, in the prior year. This increase was primarily driven by incremental personnel-related expenses of $44.0 million driven by increased headcount to support new product categories and new market expansion, and includes an increase of $2.7 million in share-based compensation. The overall increase was also driven by an increase of $21.4 million in prototypes and testing costs, an increase of $12.4 million in professional and consulting fees, an increase of $5.5 million in consumer insight initiatives and an increase of $5.5 million in depreciation and amortization expense.

Sales and marketing expenses increased 38.5% to $1,243.1 million, or 22.5% of net sales, compared to $897.6 million, or 21.1% of net sales, in 2023. This increase was primarily attributable to increases of $176.1 million in advertising-related expenses, an increase of $113.7 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business, an increase of $45.1 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an incremental $8.6 million of share-based compensation, an increase of $12.1 million in professional and consulting fees and an increase of $4.9 million in travel costs, offset by a decrease in depreciation and amortization expense of $8.5 million.

General and administrative expenses increased 11.9% to $433.4 million, or 7.8% of net sales, compared to $387.3 million, or 9.1% of net sales in the prior year. This increase was primarily driven by an increase of $36.3 million in professional and consulting fees, an increase of $31.7 million in personnel-related expenses driven by additional headcount to support overall growth, including a $26.2 million increase in share-based compensation, an increase of $18.0 million in technology support costs, an increase of $17.4 million in credit card processing and merchant fees, an increase of $23.6 million in legal fees, a legal settlement of $13.5 million that was paid out, and an increase of $5.4 million in depreciation and amortization expense, offset by a decrease in transaction costs related to the separation and distribution from JS Global and secondary offering of $80.9 million and a legal settlement of $20.0 million.

Operating income increased 72.4% to $644.2 million, or 11.7% of net sales, compared to $373.6 million, or 8.8% of net sales, during the prior year. Adjusted Operating Income increased 31.5% to $839.5 million, or 15.2% of Adjusted Net Sales, compared to $638.3 million, or 15.3% of Adjusted Net Sales, in 2023.

Net income increased 162.6% to $438.7 million, or 7.9% of net sales, compared to $167.1 million, or 3.9% of net sales, in the prior year. Net income per diluted share increased 159.2% to $3.11, compared to $1.20 in the prior year.

Adjusted Net Income increased 37.2% to $616.2 million, or 11.1% of Adjusted Net Sales, compared to $449.3 million, or 10.8% of Adjusted Net Sales, in the prior year. Adjusted Net Income per diluted share increased 35.6% to $4.37, compared to $3.22 in the prior year.

Adjusted EBITDA increased 32.2% to $951.1 million, or 17.2% of Adjusted Net Sales, compared to $719.7 million, or 17.2% of Adjusted Net Sales, in the prior year.

Balance Sheet and Cash Flow Highlights

Cash and cash equivalents increased to $363.7 million, compared to $154.1 million as of December 31, 2023.

Inventories increased 28.6% to $900.0 million, compared to $699.7 million as of December 31, 2023.

Total debt, excluding unamortized deferred financing costs, was $779.6 million, compared to $804.9 million as of December 31, 2023. The existing credit facility provides for a $810.0 million term loan and a $500.0 million revolving credit facility, which has an available balance of $488.9 million as of December 31, 2024.

Fiscal 2025 Outlook

For fiscal year 2025, SharkNinja expects the following, including the impact of 10% additional tariff on imports from China that were announced on February 1, 2025:

•Net sales to increase 10.0% to 12.0% compared to the prior year.

•Adjusted Net Income per diluted share between $4.80 and $4.90, reflecting a 12% to 15% increase compared to the prior year.

•Adjusted EBITDA between $1,070 million and $1,090 million, reflecting a 13% to 15% increase compared to the prior year.

•A GAAP effective tax rate of approximately 24% to 25%.

•Diluted weighted average shares outstanding of approximately 142.5 million.

•Capital expenditures of $180 million to $200 million primarily to support investments in new product launches and technology.

Conference Call Details

A conference call to discuss the 2024 financial results and fiscal 2025 outlook is scheduled for today, February 13, 2025, at 8:30 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir.sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-833-470-1428 or 1-404-975-4839 and enter confirmation code 021127. The webcast will be archived and available for replay.

About SharkNinja

SharkNinja is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 3,600 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2025 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•our ability to commercialize a continuing stream of new products and line extensions that create demand;
•our ability to effectively manage our future growth;
•general economic conditions and the level of discretionary consumer spending;
•our ability to expand into additional consumer markets;
•our ability to maintain product quality and product performance at an acceptable cost;
•our ability to compete with existing and new competitors in our markets;
•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•the risks associated with doing business globally;
•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•our ability to hire, integrate and retain highly skilled personnel;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to securely maintain consumer and other third-party data;
•our ability to comply with ongoing regulatory requirements;
•the increased expenses associated with being a public company;
•our status as a “controlled company” within the meaning of the rules of NYSE;
•our ability to achieve some or all of the anticipated benefits of the separation; and
•the payment of any declared dividends.

This list of factors should not be construed as exhaustive and should be read in conjunction with those described in our Annual Report on Form 20-F filed with the SEC under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other filings we make with the SEC. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts
Investor Relations:
Arvind Bhatia, CFA
SVP, Investor Relations
IR@sharkninja.com

Anna Kate Heller
ICR
SharkNinja@icrinc.com

Media Relations:
Jane Carpenter
SVP, Chief Communications Officer
PR@sharkninja.com

SHARKNINJA, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
	As of December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$363,669	$154,061
Accounts receivable, net	1,266,595	985,172
Inventories	899,989	699,740
Prepaid expenses and other current assets	114,008	58,311
Total current assets	2,644,261	1,897,284
Property and equipment, net	211,464	166,252
Operating lease right-of-use assets	146,257	63,333
Intangible assets, net	462,678	477,816
Goodwill	834,781	834,203
Deferred tax assets	43,093	12
Other assets, noncurrent	51,625	48,170
Total assets	$4,394,159	$3,487,070
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$612,031	$459,651
Accrued expenses and other current liabilities	841,529	620,333
Tax payable	36,548	20,991
Debt, current	39,344	24,157
Total current liabilities	1,529,452	1,125,132
Debt, noncurrent	736,139	775,483
Operating lease liabilities, noncurrent	145,377	63,043
Deferred tax liabilities	9,931	16,500
Other liabilities, noncurrent	37,288	28,019
Total liabilities	2,458,187	2,008,177
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 140,347,436 and 139,083,369 shares issued and outstanding as of December 31, 2024 and 2023, respectively	14	14
Additional paid-in capital	1,038,213	1,009,590
Retained earnings	909,024	470,319
Accumulated other comprehensive loss	(11,279)	(1,030)
Total shareholders’ equity	1,935,972	1,478,893
Total liabilities and shareholders’ equity	$4,394,159	$3,487,070

SHARKNINJA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net sales(1)(2)	$1,787,187	$1,377,499	$5,528,639	$4,253,710
Cost of sales	947,719	754,604	2,866,648	2,345,858
Gross profit	839,468	622,895	2,661,991	1,907,852
Operating expenses:
Research and development	86,832	68,957	341,289	249,387
Sales and marketing	424,551	329,550	1,243,145	897,585
General and administrative	122,963	123,634	433,395	387,316
Total operating expenses	634,346	522,141	2,017,829	1,534,288
Operating income	205,122	100,754	644,162	373,564
Interest expense, net	(17,233)	(16,386)	(63,715)	(44,909)
Other (expense) income, net	(22,948)	5,888	(7,980)	(35,427)
Income before income taxes	164,941	90,256	572,467	293,228
Provision for income taxes	36,225	40,932	133,762	126,150
Net income	$128,716	$49,324	$438,705	$167,078
Net income per share, basic	$0.92	$0.35	$3.14	$1.20
Net income per share, diluted	$0.91	$0.35	$3.11	$1.20
Weighted-average number of shares used in computing net income per share, basic	140,284,961	139,062,310	139,935,525	139,025,657
Weighted-average number of shares used in computing net income per share, diluted	141,517,978	140,283,055	141,083,853	139,420,254

(1) Net sales in our product categories were as follows:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2024	2023	2024	2023
Cleaning Appliances	$648,026	$541,479	$2,063,514	$1,819,465
Cooking and Beverage Appliances	597,283	502,574	1,717,654	1,441,634
Food Preparation Appliances	341,953	180,930	1,178,735	653,615
Beauty and Home Environment Appliances	199,925	152,516	568,736	338,996
Total net sales	$1,787,187	$1,377,499	$5,528,639	$4,253,710

(2) Net sales by region based on the billing address of customers were as follows:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2024	2023	2024	2023
Domestic(a)	$1,186,555	$973,052	$3,795,707	$3,018,038
International(b)	600,632	404,447	1,732,932	1,235,672
Total net sales	$1,787,187	$1,377,499	$5,528,639	$4,253,710

(a) Domestic consists of net sales in the United States and Canada. Net sales from the United States represented 60.6% and 65.1% of total net sales for the three months ended December 31, 2024 and 2023, respectively, and 63.1% and 65.4% of total net sales for the years ended December 31, 2024 and 2023, respectively.
(b) Net sales from the United Kingdom represented 16.7% and 21.0% of total net sales for the three months ended December 31, 2024 and 2023, respectively, and 16.2% and 19.7% of total net sales for the years ended December 31, 2024 and 2023, respectively.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
($ in thousands)	2024	2023	2022
Net cash provided by operating activities	$446,620	$280,601	$204,964
Net cash used in investing activities	(151,181)	(118,075)	(52,384)
Net cash used in financing activities	(81,221)	(234,868)	(160,170)

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Sales growth on a constant currency basis. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our former Japanese subsidiary, SharkNinja Co., Ltd. (“SNJP”), and our Asia Pacific Region and Greater China ("APAC") distribution channels, both of which were transferred to JS Global Lifestyle Company Limited (“JS Global”) concurrently with the separation (the “Divestitures”), as well as the cost of sales from (i) inventory markups that were eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income or of Adjusted Net Income Per Share to net income per share, diluted because such reconciliations are not available without unreasonable efforts. This is due to the inherent difficulty in forecasting with reasonable certainty certain amounts that are necessary for such reconciliations, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income, Adjusted EBITDA and Adjusted Net Income Per Share. See “Forward-looking statements” above.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Year Ended December 31,
($ in thousands, except %)	2024	2023
Net sales	$5,528,639	$4,253,710
Divested subsidiary net sales adjustment(1)	—	(77,544)
Adjusted Net Sales(2)	$5,528,639	$4,176,166

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the year ended December 31, 2023, as if such Divestitures occurred on January 1, 2023. No adjustment necessary for the three months and year ended December 31, 2024 and the three months ended December 31, 2023 as the Divestitures occurred prior to those periods.

(2)The following tables reconcile Adjusted Net Sales to net sales per product category, for the periods presented:

	Year Ended December 31, 2024			Year Ended December 31, 2023
($ in thousands)	Net sales	Divested subsidiary adjustment	Adjusted Net Sales	Net sales	Divested subsidiary adjustment	Adjusted Net Sales
Cleaning Appliances	$2,063,514	$—	$2,063,514	$1,819,465	$(49,392)	$1,770,073
Cooking and Beverage Appliances	1,717,654	—	1,717,654	1,441,634	(6,161)	1,435,473
Food Preparation Appliances	1,178,735	—	1,178,735	653,615	(8,289)	645,326
Beauty and Home Environment Appliances	568,736	—	568,736	338,996	(13,702)	325,294
Total net sales	$5,528,639	$—	$5,528,639	$4,253,710	$(77,544)	$4,176,166

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands, except %)	2024	2023	2024	2023
Net sales	$1,787,187	$1,377,499	$5,528,639	$4,253,710
Cost of sales	(947,719)	(754,604)	(2,866,648)	(2,345,858)
Gross profit	839,468	622,895	2,661,991	1,907,852
Gross margin	47.0%	45.2%	48.1%	44.9%
Divested subsidiary net sales adjustment(1)	—	—	—	(77,544)
Divested subsidiary cost of sales adjustment(2)	—	—	—	45,116
Product Procurement Adjustment(3)	15,195	29,793	53,071	83,162
Adjusted Gross Profit	$854,663	$652,688	$2,715,062	$1,958,586
Net sales / Adjusted Net Sales(4)	$1,787,187	$1,377,499	$5,528,639	$4,176,166
Adjusted Gross Margin	47.8%	47.4%	49.1%	46.9%

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the year ended December 31, 2023 as if such Divestitures occurred on January 1, 2023.

(2)Adjusted for cost of sales from SNJP and the APAC distribution channels for the year ended December 31, 2023 as if such Divestitures occurred on January 1, 2023.

(3)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(4)Reflects net sales for the three months and year ended December 31, 2024 and the three months ended December 31, 2023, as no adjustment was necessary to net sales as the Divestitures occurred prior to those periods. Reflects Adjusted Net Sales for the year ended December 31, 2023.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs, (v) shareholder-funded executive bonuses and (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2024	2023	2024	2023
Operating income	$205,122	$100,754	$644,162	$373,564
Share-based compensation(1)	37,190	22,464	84,531	46,966
Litigation (recovery) costs, net(2)	(5,884)	4,373	36,807	8,973
Amortization of acquired intangible assets(3)	4,897	4,897	19,587	19,587
Transaction-related costs(4)	—	5,728	1,342	82,277
Shareholder-funded executive bonuses(5)	—	32,200	—	32,200
Product Procurement Adjustment(6)	15,195	29,793	53,071	83,162
Divested subsidiary operating income adjustment(7)	—	—	—	(8,456)
Adjusted Operating Income	$256,520	$200,209	$839,500	$638,273

(1)Represents non-cash expense related to awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended December 31, 2024 and 2023, and $3.7 million for the years ended December 31, 2024 and 2023, was recorded to research and development expenses, and $4.0 million for the three months ended December 31, 2024 and 2023, and $15.9 million for the years ended December 31, 2024 and 2023, was recorded to sales and marketing expenses.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(5)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Adjusted for operating income from SNJP and the APAC distribution channels for the year ended December 31, 2023 as if such Divestitures occurred on January 1, 2023.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) shareholder-funded executive bonuses, (vii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment, (viii) the tax impact of the adjusted items and (ix) certain withholding taxes.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands, except share and per share amounts)	2024	2023	2024	2023
Net income	$128,716	$49,324	$438,705	$167,078
Share-based compensation(1)	37,190	22,464	84,531	46,966
Litigation (recovery) costs, net(2)	(5,884)	4,373	36,807	8,973
Foreign currency (gains) losses, net(3)	25,632	(8,300)	16,063	35,179
Amortization of acquired intangible assets(4)	4,897	4,897	19,587	19,587
Transaction-related costs(5)	—	5,728	1,342	82,277
Shareholder-funded executive bonuses(6)	—	32,200	—	32,200
Product Procurement Adjustment(7)	15,195	29,793	53,071	83,162
Tax impact of adjusting items(8)	(8,151)	(8,365)	(33,862)	(39,051)
Tax withholding adjustment(9)	—	—	—	19,474
Divested subsidiary net income adjustment(10)	—	—	—	(6,586)
Adjusted Net Income	$197,595	$132,114	$616,244	$449,259
Net income per share, diluted	$0.91	$0.35	$3.11	$1.20
Adjusted Net Income Per Share	$1.40	$0.94	$4.37	$3.22
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(11)	141,517,978	140,283,055	141,083,853	139,420,254

(1)Represents non-cash expense related to awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended December 31, 2024 and 2023, and $3.7 million for the years ended December 31, 2024 and 2023, was recorded to research and development expenses, and $4.0 million for the three months ended December 31, 2024 and 2023, and $15.9 million for the years ended December 31, 2024 and 2023, was recorded to sales and marketing expenses.

(5)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(6)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(7)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(8)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding (i) the withholding adjustment described in footnote (9), (ii) divested subsidiary net income adjustment described in footnote (10), and (iii) certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

(9)Represents withholding taxes associated with the cash dividend paid to JS Global in connection with the separation and related refinancing.

(10)Adjusted for net income (loss) from SNJP and the APAC distribution channels for the year ended December 31, 2023 as if such Divestitures occurred on January 1, 2023.

(11)In calculating net income per share and Adjusted Net Income Per Share, we used the number of shares transferred in the separation and distribution for the denominator for all periods prior to completion of the separation and distribution on July 31, 2023.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs, (v) shareholder-funded executive bonuses and (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including Adjusted EBITDA from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands, except %)	2024	2023	2024	2023
Net income	$128,716	$49,324	$438,705	$167,078
Interest expense, net	17,233	16,386	63,715	44,909
Provision for income taxes	36,225	40,932	133,762	126,150
Depreciation and amortization	36,239	26,427	123,109	103,821
EBITDA	218,413	133,069	759,291	441,958
Share-based compensation (1)	37,190	22,464	84,531	46,966
Litigation (recovery) costs, net (2)	(5,884)	4,373	36,807	8,973
Foreign currency (gains) losses, net(3)	25,632	(8,300)	16,063	35,179
Transaction-related costs(4)	—	5,728	1,342	82,277
Shareholder-funded executive bonuses(5)	—	32,200	—	32,200
Product Procurement Adjustment(6)	15,195	29,793	53,071	83,162
Divested subsidiary Adjusted EBITDA adjustment(7)	—	—	—	(11,020)
Adjusted EBITDA	$290,546	$219,327	$951,105	$719,695
Net sales / Adjusted Net Sales(8)	$1,787,187	$1,377,499	$5,528,639	$4,176,166
Adjusted EBITDA Margin	16.3%	15.9%	17.2%	17.2%

(1)Represents non-cash expense related to awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(5)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Adjusted for Adjusted EBITDA from SNJP and the APAC distribution channels for the year ended December 31, 2023 as if such Divestitures occurred on January 1, 2023. The divested subsidiary Adjusted

EBITDA adjustment represents net loss from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

(8)Reflects net sales for the three months and year ended December 31, 2024 and the three months ended December 31, 2023, as no adjustment was necessary to net sales as the Divestitures occurred prior to those periods. Reflects Adjusted Net Sales for the year ended December 31, 2023.

We refer to growth rates in Adjusted Net Sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.